Incapital LLC
200 South Wacker Drive, Suite 3700
Chicago, Illinois 60606

October 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Incapital Unit Trust, Series 36

File Nos. 333-190736 and 811-22581

Ladies/Gentlemen:

The undersigned, Incapital Unit Trust, Series 36 (the “Trust”), by Incapital LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on October 21, 2013 or as soon thereafter as possible.

Very truly yours,

Incapital Unit Trust, Series 36

By: Incapital LLC

By: /s/ Thomas Belka______________________
Thomas Belka
Executive Director